October 29, 2007

Paul Cline, Senior Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4561

Washington, D.C. 20549

RE:	International Bancshares Corporation
Form 10K for Fiscal Year Ended December 31, 2006
Filed March 1, 2007
File No. 000-09439

Dear Mr. Cline:

We have reviewed the additional comments sent by the Commission on October 10, 2007 with respect to the response filed by International Bancshares Corporation (“the Company”) to comments received by the Commission on July 30, 2007. We have supplemented our response to your original Comment 7 as marked below in our response to your additional comment 2. We have enclosed a revised Exhibit “B” indicating our proposed disclosures as marked. We have also set forth our responses to your questions below with your comments in italics.

Consolidated Financial Statements

Note 3 – Investment Securities, page 49

1. Please refer to comment 6 in our letter dated July 30, 2007. In your response, you address the sale of $60 million in securities in 2006. Please address our previous comment for all periods presented as you had significant sales of MBS securities in periods prior to 2006. Additionally, please tell us whether the sales in 2006 related to securities in an unrealized loss position.

Response:  Recommended changes have been added to Note 3 of the Notes to Consolidated Financial Statements. Please see revised Exhibit “B.”

Note 17, Commitments, Contingent Liabilities and Other Tax Matters, page 66

2. Please refer to comment 7 in our letter dated July 30, 2007. We do not believe that EITF 93-7 or paragraph 40(a) or 40(b) of SFAS 141 applies to your facts and circumstances for the following reasons:

•                  The tax refunds are not due to contingencies related to differences in the tax basis of LFIN’s assets or liabilities, nor are they contingencies that arose because of the purchase of LFIN.

•                  At the time of your purchase of LFIN, these receivables were recorded by LFIN at an estimate of the ultimate amount probable of collection, with a reserve established for the portion deemed uncollectible. From your disclosures, it appears that you recorded these tax matters in the same manner as LFIN upon purchase and therefore agreed with LFIN’s best estimate of the collectibility of the receivables.

•                  These refund receivables were not under review by the taxing authority at the time of your purchase of LFIN and their collectibility was supported by a legal opinion.

Based on the foregoing, it remains unclear why you considered these matters to be contingencies related to the purchase of LFIN. Please provide additional analysis clarifying your position.

Response:  In evaluating the correct treatment, the Company used SFAS 141, SFAS 109 and EITF 93-7, “Uncertainties Related to Income Taxes in a Purchase Business Combination.”  LFIN was a financial institution that the Company acquired in 2004. The tax contingency in question related to permanent tax differences applicable to prior periods taken as deductions in 2002 by LFIN on an amended return.

The facts and circumstances of the matter are as follows:

During the time of the failing Savings and Loans (S & L’s), the Federal Savings and Loan Insurance Corporation (FSLIC) encouraged surviving S & L’s to purchase and use tax benefits of the purchased entity that would have otherwise not been usable. LFIN (now IBC) agreed to acquire the assets and liabilities of several S & L’s as long as financial assistance was provided by the FSLIC. FSLIC committed in an Agreement to provide financial assistance to LFIN.

At that time, the provisions existing in the Internal Revenue Code of 1986 provided favorable federal income tax consequences for the acquirer of a closed S&L in an FSLIC-assisted transaction. The favorable provisions included non-recognition of FSLIC reimbursements of covered asset losses while allowing the losses to be deductible for income tax purposes. In return, LFIN was required to pay 50% of the tax benefits realized to FSLIC as a consequence of the special tax provisions. In 1989, the Federal Deposit Insurance Corporation (FDIC) replaced the FSLIC.

2

In 1991, Congress enacted the Guarini Legislation which provided that FDIC assistance must be taken into account with respect to any loss of principal, capital or upon disposition of any asset. This new treatment of the assistance substantially reduced the losses reported on the sale of covered assets as well as reducing the amount of loan losses that could be recognized. Because of the change in the tax treatment of assistance received, LFIN considered the original FSLIC Agreement to be null and void. No payments were made to the FDIC initially, but LFIN did record a reserve for unpaid tax benefit payments that could be payable to the FDIC.

In 2002, LFIN and the FDIC entered into an Agreement whereby LFIN made payments consisting of the amount in the reserve plus additional cash along with cash from the indemnity provided by former owners. As a result of the Agreement between LFIN and the FDIC and the payment of some of the FDIC assistance back to the FDIC, LFIN believed that the payments to the FDIC should have been deductible, although the Agreement by the FDIC and LFIN did not specifically address the deductibility of the payments nor were there any legal precedents to support deductibility of the aforementioned payments. As a result of the uncertainty surrounding the deduction, LFIN obtained a “substantial authority” opinion from Jenkens & Gilchrist, external legal counsel. The substantial authority opinion did not validate the deductibility of the payments to the FDIC, but provided limited assurance as to the appropriateness of the deduction and provided a safe harbor in order to avoid potential tax penalties in the event the IRS disallowed the deduction. LFIN then prepared and filed amended returns to report the deduction and claim tax refunds. A reserve of approximately $7 million was established for the tax refunds due to the uncertainty of the deductibility of the payments. This reserve was included in current income taxes payable and the reserve was transferred to IBC upon acquisition of LFIN in 2004. The statute of limitations on the 2002 return expired in September 2006, with the IRS taking no action, resulting in the reversal of the reserve in 2006.

In a business combination, there may be uncertainties with regards to certain tax positions taken by the acquired entity. Deferred taxes and liabilities recognized at the date of a business combination should be based on management’s best estimate of the tax basis of the assets acquired and liabilities assumed that ultimately will be accepted by the taxing authority. The tax benefits of acquired deductible temporary differences and carryforwards and the tax effects of uncertainties related to the tax basis of acquired assets and assumed liabilities (tax exposure items) are not treated as pre-acquisition contingencies, which have a maximum one-year allocation period under SFAS 38. Resolution of tax exposure items generally are recorded as an adjustment to goodwill.

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Additionally, per EITF 93-7, income tax uncertainties that exist at the time of a purchase business combination should be accounted for pursuant to SFAS 109 rather than SFAS 38. Further, at the date items relating to the acquired entity’s prior tax returns are settled with the tax authority, any liability previously recognized should be adjusted. The effect of those adjustments should be applied to increase or decrease the remaining balance of goodwill attributable to that acquisition.

The tax contingency acquired was a tax exposure item at the time of the purchase of LFIN by IBC in June 2004. The reversal of the contingency upon the expiration of the statute of limitations for the amended return is therefore accounted for through purchase accounting as an adjustment to goodwill.

If the Commission is in agreement with the responses and changes discussed above, the Company will integrate the changes in future filings. Should you have any questions or comments, please contact me at (956) 726-6651.

Sincerely,

/s/ Dennis E. Nixon

Dennis E. Nixon, President
International Bancshares Corporation

4

Exhibit B

INTERNATIONAL BANCSHARES CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3) Investment Securities

The amortized cost and estimated fair value by type of investment security at December 31, 2006 are as follows:

	Held to Maturity
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Carrying value
	(Dollars in Thousands)
Other securities	$2,375	$—	$—	$2,375	$2,375
Total investment securities	$2,375	$—	$—	$2,375	$2,375

	Available for Sale
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Carrying value(1)
	(Dollars in Thousands)
U.S. Treasury securities	$1,268	$—	$—	$1,268	$1,268
Mortgage-backed securities	4,440,265	1,025	(65,006)	4,376,284	4,376,284
Obligations of states and political subdivisions	92,878	3,019	—	95,897	95,897
Other securities	4,630	—	(2,551)	2,079	2,079
Equity securities	13,825	804	—	14,629	14,629
Total investment securities	$4,552,866	$4,848	$(67,557)	$4,490,157	$4,490,157

(1) Included in the carrying value of mortgage-backed securities are $1,721,400 of mortgage-backed securities issued by Ginnie Mae and $2,654,884 of mortgage-backed securities issued by Fannie Mae and Freddie Mac.

The amortized cost and estimated fair value of investment securities at December 31, 2006, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties.

	Held to Maturity		Available for Sale
	Amortized Cost	Estimated fair value	Amortized Cost	Estimated fair value
	(Dollars in Thousands)

Due in one year or less	$75	$75	$1,268	$1,268

Due after one year through five years	2,300	2,300	—	—

Due after five years through ten years	—	—	8,199	8,304

Due after ten years	—	—	89,309	89,672

Mortgage-backed securities	—	—	4,440,265	4,376,284

Equity securities	—	—	13,825	14,629

Total investment securities	$2,375	$2,375	$4,552,866	$4,490,157

The amortized cost and estimated fair value by type of investment security at December 31, 2005 are as follows:

	Held to Maturity
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Carrying value
	(Dollars in Thousands)
Other securities	$2,375	$—	$—	$2,375	$2,375
Total investment securities	$2,375	$—	$—	$2,375	$2,375

	Available for Sale
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Carrying value (1)
	(Dollars in Thousands)
U.S. Treasury securities	$1,283	$—	$—	$1,283	$1,283
Mortgage-backed securities	4,214,461	913	(66,515)	4,148,859	4,148,859
Obligations of states and political subdivisions	96,750	2,833	(26)	99,557	99,557
Other securities	5,198	—	(2,599)	2,599	2,599
Equity securities	13,825	978	(149)	14,654	14,654
Total investment securities	$4,331,517	$4,724	$(69,289)	$4,266,952	$4,266,952

(1) Included in the carrying value of mortgage-backed securities are $1,305,626 of mortgage-backed securities issued by Ginnie Mae and $2,843,233 of mortgage-backed securities issued by Fannie Mae and Freddie Mac.

Mortgage-backed securities are primarily securities issued by the Freddie Mac, Fannie Mae and Ginnie Mae. Investments in mortgage-backed securities issued by Ginnie Mae are fully guaranteed by the U.S. Government. Investments in mortgage-backed securities issued by Freddie Mac and Fannie Mae are not fully guaranteed by the U.S. Government, but are rated AAA.

The amortized cost and fair value of available for sale investment securities pledged to qualify for fiduciary powers, to secure public monies as required by law, repurchase agreements and short-term fixed borrowings was $3,088,095,000 and $3,043,558,000, respectively, at December 31, 2006.

Proceeds from the sale of securities available-for-sale were $60,447,000, $189,902,000 and $875,816,000 during 2006, 2005 and 2004, respectively, which amounts included $60,035,000, $173,457,000 and $838,411,000 of mortgage-backed securities. In 2006, the Company sold approximately $60,035,000 of mortgage-backed securities that were in a loss position in order to reposition a portion of the balance sheet of one of its subsidiary banks in response to unexpected changes in the economic landscape of the subsidiary bank. In 2005, the Company sold approximately $173,457,000 of mortgage backed securities, of which $101,653,000 were in a loss position, in order to mitigate interest rate risk in the balance sheet. In 2004, the Company sold approximately $838,411,000 of mortgage backed securities, of which $342,000,000 were in a loss position, as part of the Company’s strategy to reduce the balance sheet and increase overnight liquidity in anticipation of the LFIN acquisition. The Company intends to hold mortgage-backed securities until a market price recovery or maturity of the securities. Gross gains of $412,000, $1,402,000 and $12,818,000 and gross losses of $1,342,000, $1,583,000 and $3,934,000 were realized on the sales in 2006, 2005 and 2004, respectively.

Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2006 were as follows:

	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in Thousands)

Available for sale:
U.S. Treasury securities	$—	$—	$—	$—	$—	$—
Mortgage-backed securities	812,870	(4,511)	3,137,292	(60,495)	3,950,162	(65,006)
Obligations of states and political subdivisions	—	—	—	—	—	—
Other securities	—	—	2,079	(2,551)	2,079	(2,551)
	$812,870	$(4,511)	$3,139,371	$(63,046)	$3,952,241	$(67,557)

Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2005 were as follows:

	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in Thousands)

Available for sale:
U.S. Treasury securities	$—	$—	$—	$—	$—	$—
Mortgage-backed securities	3,471,914	(57,135)	410,134	(9,380)	3,882,048	(66,515)
Obligations of states and political subdivisions	522	(22)	135	(4)	657	(26)
Other securities	8,200	(2,748)	vv-vv	vv-vv	8,200	(2,748)
	$3,480,636	$(59,905)	$410,269	$(9,384)	$3,890,905	$(69,289)

The unrealized losses on investments in mortgage-backed securities are caused by changes in market interest rates. The contractual cash obligations of the securities are guaranteed by Freddie Mac, Fannie Mae and Ginnie Mae. The decrease in fair value is due to market interest rates and not other factors, and because the Company has the ability and intent to hold these investments until a market price recovery or maturity of the securities, it is the conclusion of the Company that the investments are not considered other-than-temporarily impaired.

The unrealized losses on investments in other securities are caused by fluctuations in market interest rates. The underlying cash obligations of the securities are guaranteed by the entity underwriting the debt instrument. It is the belief of the Company that the entity issuing the debt will honor its interest payment schedule, as well as the full debt at maturity. The securities are purchased by the Company for their economic value. The decrease in fair value is primarily due to market interest rates and not other factors, and because the Company has the ability and intent to hold these investments until a market price recovery or maturity of the securities, it is the conclusion of the Company that the investments are not considered other-than-temporarily impaired.